March 9, 2021

VIA EDGAR TRANSMISSION

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Taylor Beech
Dietrich King
Amy Geddes
Adam Phippen

Re:	JOANN Inc.
Registration Statement on Form S-1, as amended (File No. 333-253121)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of JOANN Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-253121) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 11, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 1751 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from March 4, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BofA Securities, Inc.
Credit Suisse Securities (USA) LLC

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BofA Securities, Inc.
Credit Suisse Securities (USA) LLC

Credit Suisse Securities (USA) LLC

By:	/s/ Jon Levin
Name:	Jon Levin
Title:	Managing Director